SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

View, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

92671V106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

1.		Names of Reporting Persons Madrone Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 32,042,010 Shares (2)
	6.	Shared Voting Power 0 Shares
	7.	Sole Dispositive Power 32,042,010 Shares (2)
	8.	Shared Dispositive Power 0 Shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 32,042,010 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 14.4% (3)
12.		Type of Reporting Person (see instructions) PN

(1)	This Schedule 13G is filed by Madrone Partners, L.P. (“Madrone”), Madrone Capital Partners, LLC (“Madrone GP”), Greg Penner (“Penner”), Jameson McJunkin (“McJunkin”) and Thomas Patterson (“Patterson” and, together with the Madrone, Madrone GP, Penner and McJunkin, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 30,996,469 shares of Class A Common Stock held by Madrone and (ii) 1,045,541 shares of Class A Common Stock issuable upon exercise of warrants held by Madrone that are currently exercisable. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.
(3)	This percentage is calculated based on 221,505,840 shares of Class A Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Form 10-Q filed on November 8, 2022 with the Securities and Exchange Commission (the “SEC”), plus 1,045,541 shares of Class A Common Stock issuable upon exercise of warrants.

1.		Names of Reporting Persons Madrone Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 32,042,010 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 32,042,010 Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 32,042,010 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 14.4% (3)
12.		Type of Reporting Person (see instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 30,996,469 shares of Class A Common Stock held by Madrone and (ii) 1,045,541 shares of Class A Common Stock issuable upon exercise of warrants held by Madrone that are currently exercisable. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.
(3)	This percentage is calculated based on 221,505,840 shares of Class A Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Form 10-Q filed on November 8, 2022 with the SEC, plus 1,045,541 shares of Class A Common Stock issuable upon exercise of warrants.

1.		Names of Reporting Persons Greg Penner
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 32,042,010 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 32,042,010 Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 32,042,010 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 14.4% (3)
12.		Type of Reporting Person (see instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 30,996,469 shares of Class A Common Stock held by Madrone and (ii) 1,045,541 shares of Class A Common Stock issuable upon exercise of warrants held by Madrone that are currently exercisable. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.
(3)	This percentage is calculated based on 221,505,840 shares of Class A Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Form 10-Q filed on November 8, 2022 with the SEC, plus 1,045,541 shares of Class A Common Stock issuable upon exercise of warrants.

1.		Names of Reporting Persons Jameson McJunkin
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 32,042,010 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 32,042,010 Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 32,042,010 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 14.4% (3)
12.		Type of Reporting Person (see instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 30,996,469 shares of Class A Common Stock held by Madrone and (ii) 1,045,541 shares of Class A Common Stock issuable upon exercise of warrants held by Madrone that are currently exercisable. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.
(3)	This percentage is calculated based on 221,505,840 shares of Class A Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Form 10-Q filed on November 8, 2022 with the SEC, plus 1,045,541 shares of Class A Common Stock issuable upon exercise of warrants.

1.		Names of Reporting Persons Thomas Patterson
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 32,042,010 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 32,042,010 Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 32,042,010 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 14.4% (3)
12.		Type of Reporting Person (see instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 30,996,469 shares of Class A Common Stock held by Madrone and (ii) 1,045,541 shares of Class A Common Stock issuable upon exercise of warrants held by Madrone that are currently exercisable. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.
(3)	This percentage is calculated based on 221,505,840 shares of Class A Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Form 10-Q filed on November 8, 2022 with the SEC, plus 1,045,541 shares of Class A Common Stock issuable upon exercise of warrants.

Introductory Note: This Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of View, Inc.

Item 1(a).	Name of Issuer: View, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 195 S. Milpitas Blvd. Milpitas, California 95035

Item 2(a).	Name of Person Filing: Madrone Partners, L.P. Madrone Capital Partners, LLC Greg Penner Jameson McJunkin Thomas Patterson

Item 2(b).	Address of Principal Business Office or, if none, Residence: 1149 Chestnut Street, Suite 200, Menlo Park, California 94025

Item 2(c).	Citizenship: All entities were organized in Delaware. All Individuals are United States Citizens.

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 92671V106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

The following information is presented as of December 31, 2022.

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Madrone Partners L.P. (1)	32,042,010	32,042,010	0	32,042,010	0	32,042,010	14.4%
Madrone Capital Partners, LLC (1)	0	0	32,042,010	0	32,042,010	32,042,010	14.4%
Greg Penner (1)	0	0	32,042,010	0	32,042,010	32,042,010	14.4%
Jameson McJunkin (1)	0	0	32,042,010	0	32,042,010	32,042,010	14.4%
Thomas Patterson (1)	0	0	32,042,010	0	32,042,010	32,042,010	14.4%

(1)	Includes (i) 30,996,469 shares of Class A Common Stock held by Madrone and (ii) 1,045,541 shares of Class A Common Stock issuable upon exercise of warrants held by Madrone that are currently exercisable. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.
(2)	This percentage is calculated based on 221,505,840 shares of Class A Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Form 10-Q filed on November 8, 2022 with the SEC, plus 1,045,541 shares of Class A Common Stock issuable upon exercise of warrants.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of a Group Not applicable

Item 10.

Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Madrone Partners, L.P.

By:	Madrone Capital Partners, LLC
its General Partner

By:	/s/ Thomas Patterson
Name: Thomas Patterson
Title: Manager

Madrone Capital Partners, LLC

By:	/s/ Thomas Patterson
Name: Thomas Patterson
Title: Manager

/s/ Greg Penner
Greg Penner

/s/ Thomas Patterson
Thomas Patterson

/s/ Jameson McJunkin
Jameson McJunkin